UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2004

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):            .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):            .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: November 23, 2004	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM ANNOUNCES ADR RATIO CHANGE

Moscow and New York (November 22, 2004) – Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) today announced a change in the ratio of its American Depositary Receipts (ADRs) traded on the New York Stock Exchange.

Since the Company listed on the New York Stock Exchange in 1996, VimpelCom’s price per ADR has risen from $20.50 to over $100. In order to bring the ADR price more into line with other ADRs, the Company will change the ratio from four ADRs for three common shares to four ADRs for one common share effective November 22, 2004. To implement the ratio change, VimpelCom ADR holders as of record date at the close of business on November 19, 2004 will receive two additional ADRs for every ADR held. The distribution date to ADR holders is November 22, 2004. There will be no change to VimpelCom’s underlying common shares.

Commenting on today’s announcement, Alexander Izosimov, Chief Executive Officer of VimpelCom, said: “VimpelCom’s ADR ratio change demonstrates our commitment to making the Company accessible to the broadest investment community. The change in the ADR ratio is designed to help increase NYSE volumes and create a more liquid market for our shares.”

VimpelCom is a leading provider of telecommunications services in Russia and Kazakhstan, operating under the “Bee Line GSM” brand in Russia and “K-mobile” and “EXCESS” brands in Kazakhstan. The VimpelCom Group’s license portfolio covers approximately 94% of Russia’s population (136 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg, as well as the entire territory of Kazakhstan. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

For more information, please contact:

Valery Goldin	Christopher Mittendorf
VimpelCom (Moscow)	Edelman Financial Worldwide
Tel: 7(095) 974-5888	Tel: 1(212) 704-8134
vgoldin@vimpelcom.com	christopher.mittendorf@edelman.com